SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

August 17, 2012

Re:                             Portugal Telecom, SGPS, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
(File No. 001-13758)

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

On behalf of our client Portugal Telecom, SGPS, S.A. (“Portugal Telecom” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Annual Report on Form 20-F of the Company for the fiscal year ended December 31, 2011 (the “2011 Form 20-F”), filed with the Commission on April 30, 2012 (File No. 001-13758).

Item 3. Key Information

Risk Factors, page 85

Comment 1:                               As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor (see http://pcaobus.org/International/Inspections/Pages/IssuerClientsWithoutAccess List.aspx ). As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures.

Response:                                        The Company acknowledges the Staff’s comment and, in future Form 20-F filings, will include a risk factor similar to that described below, updated as appropriate.

The PCAOB’s inability to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures.

The Company’s independent registered public accounting firm, Deloitte & Associados, SROC S.A., is registered with the Public Company Accounting Oversight Board (“PCAOB”) and is accordingly required by U.S. law to undergo regular PCAOB inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. However, because our auditor is located in Portugal, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the local authorities, as in some other non-U.S. jurisdictions, our auditor is currently not undergoing such PCAOB inspections.

Inspections of other firms that the PCAOB has conducted outside Portugal have identified deficiencies in those firms’ audit and quality control procedures, which may not be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in Portugal prevents the PCAOB from evaluating our auditor’s audits and its quality control procedures. As a result, investors are deprived of the benefits of PCAOB inspections. Accordingly, although the Company’s consolidated financial statements were audited in accordance with the standards set forth by the PCAOB, the inability of the PCAOB to conduct inspections of auditors in Portugal makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures and quality control procedures as compared with auditors outside Portugal that are subject to PCAOB inspections.

Item 18 — Financial Statements

Notes to Consolidated Financial Statements

34. Investments in Group Companies, page F-106

Comment 2:                               We refer to your investment in Unitel. It appears that your investment in Unitel may be significant as defined by Rule 1-02(w) of Regulation S-X for some or all of the periods presented. Please tell us how you considered the provisions of Rule 3-09 of Regulation S-X in your determination not to include separate audited financial statements of Unitel. In your response, please provide us with your calculations.

Response:                                         Unitel is a company located in Luanda that provides mobile telecommunications services in Angola. Portugal Telecom effectively owns 18.75% of Unitel’s share capital. The structure of its current ownership interest in Unitel can be illustrated as follows:

As shown above, Portugal Telecom owns 75% of the share capital of Africatel, B.V (a holding company with headquarters in The Netherlands). Africatel, B.V. owns 100% of PT Ventures (a holding company organized in Portugal), which has a 25% direct interest in Unitel’s share capital. Therefore, the current economic interest of Portugal Telecom in Unitel is 18.75%.

In order to determine whether or not it should file separate audited financial statements of Unitel, in accordance with Rule 3-09 of Regulation S-X, the Company performed the pretax income test and the investment test described in Rule 1-02(w), the only two applicable tests for 50% or less-owned entities, substituting the 10% threshold with a 20% threshold, as mentioned in Rule 3-09(a). A summary of the calculations is presented below:

RULE 3-09	2011	2010	2009

PRETAX INCOME TEST
Portugal Telecom’s 18.75% effective interest in the earnings of Unitel (1)	116.8	109.4	114.5
Income before income taxes from continuing operations, net of non-controlling interests (2)	629.1	739.8	799.4
Pretax income test result	18.6%	14.8%	14.3%

INVESTMENT TEST
Total investment in Unitel (3)	500.1	453.9	330.5
Total assets	22,942.8	15,169.9	14,840.5
Investment test result	2.2%	3.0%	2.2%

(1)        These amounts correspond to 25% of the pretax income from continuing operations of Unitel under IFRS, as disclosed in Note 34 (page F-108 of the 2011 Form 20-F), net of the interest of Africatel’s non-controlling shareholders in those earnings. Unitel is not subject to income taxes due to a favorable tax regime in Angola.

(2)        As required in paragraph 2 in the computational note included in Rule 1-02(w), whenever income before income taxes from continuing operations net of non-controlling interests for the most recent fiscal year is at least 10% lower than the average of such income for the last five fiscal years, the Company is required to use such average for purposes of the pretax income test computation.  Applying this rule, the Company used the five-year average for the 2011 and 2010 tests, while for the 2009 test, the Company used the pretax income for that year, as its income for 2009 was not 10% less than the five-year average. The computation of the five-year average is as follows:

PRETAX INCOME AVERAGING	2011	2010	2009
Year N (current year)	423.3	236.2	799.4
Year N-1	236.2	799.4	732.2
Year N-2	799.4	732.2	954.1
Year N-3	732.2	954.1	976.7
Year N-4	954.1	976.7	927.6
Five year average	629.1	739.8	878.0
Most recent fiscal year	423.3	236.2	799.4
Pretax income reduction of the most recent fiscal year over the average of the last five years	-32.7%	-68.1%	-9.0%

The pretax income considered in each of the years presented in the table above corresponds to the income before income taxes from continuing operations, as disclosed in the consolidated income statement, net of the related non-controlling interests before income taxes and discontinuing operations, which does not correspond to the total non-controlling interests presented in the consolidated income statement, as it excludes non-controlling interests related to discontinuing operations and income taxes from continuing operations. There were no adjustments for extraordinary items.

(3)        This caption includes the investment in Unitel accounted for using the equity method, as disclosed in Note 34 (page F-106 of the 2011 Form 20-F), plus accounts receivable relating to dividends attributed but not yet paid by this associated company.

As a result of the calculations detailed above, the Company concluded that it was not required to file separate audited financial statements of Unitel as of December 31, 2011, 2010 and 2009, as the 20% threshold was not exceeded under either of the two tests mentioned above.

*                                         *                                         *

The Company has advised us that it acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Christy Adams, Senior Staff Accountant
Terry French, Accountant Branch Chief
Luis Pacheco de Melo